June 24, 2019

VIA EDGAR

Mr. Christopher Dunham, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	360 Finance, Inc. (CIK No. 0001741530)
Registration Statement on Form F-1 (File No. 333-232259)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, 360 Finance, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form F-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 5:00 p.m., Eastern Time on June 26, 2019, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

The Company understands that the representatives of the underwriters, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

[Signature page follows]

Very truly yours,

360 Finance, Inc.

By:	/s/ Jun Xu
Name:	Jun Xu
Title:	Chief Executive Officer

[Signature Page to Issuer Acceleration Request]